Exhibit F

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the use in this Post-Effective Amendment No. 1 to Registration Statement No. 333-180273 on Schedule B of our report dated February 29, 2012 relating to the non-consolidated financial statements of The Export Import Bank of Korea as of and for the year ended December 31, 2011 (which expresses an unqualified opinion on the non-consolidated financial statements and includes an explanatory paragraph referring to the application of The Export-Import Bank of Korea Act and the related accounting principles) appearing in the Prospectus, which is a part of this Registration Statement, and to the reference to us under the heading “Financial Statements and the Auditors” and “Experts” in such Prospectus.

/s/ Deloitte Anjin LLC
Deloitte Anjin LLC

Seoul, Korea

June 26, 2012